Mail Stop 4561

January 30, 2007

Mr. Joe Kin Foon Tai
President, CEO, and Director
Chineseworldnet.com Inc.
Appleby Spurling Hunter, Clifton House
P.O. Box 1350GT
Grand Cayman, Cayman Islands

> **Re: Chineseworldnet.com Inc.**
> **Form 20-F/A for the year ended December 31, 2005**
> **Filed December 22, 2006**
> **File No. 000-33051**

Dear Mr. Tai:

We have reviewed your response letter dated January 24, 2007 and have the following additional comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the year ended December 31, 2005

Note 4 – Investment in Technology City Holdings Limited, page F-15

1. We have read your response to comment 2. You note that there were two business purposes to your transaction with Technology City Holdings, Ltd. The first one was to facilitate your expansion into the markets of Hong Kong and China. The second reason was to obtain content on Hong Kong listed securities for your website. Please tell us what consideration you gave to recording the database of content on Hong Kong listed securities that you obtained as an intangible asset. Please note that if the content was recorded as an intangible

asset at the time of the transaction, it should have subsequently been assessed for impairment and written down if/when necessary.

2. You state that $0.40 was the price per share that was used to record this transaction, however we note, based on your statement of stockholders' equity on page F-4, that the price per share was only $0.33 per share, since $2,887 was recorded as a return of your investment. Furthermore, it is does not appear reasonable to us to use a financing transaction in 2000 as a benchmark to determine the fair value of your stock in 2004 since you subsequently issued convertible debt at an exercise price of $0.60 per share also in 2004. Please tell us the dates on which these transactions occurred and the fair value of your stock at the issuance of convertible debt in 2004. Please also explain why you believe that the 2000 financing transaction is a better benchmark for the fair value of your stock at the time of the transaction with Technology City Holdings Limited.

******

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief